FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir
+27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina Bodasing
Tel +27 11 644-2460
Fax +27 11 484-0639
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
M E D I A R E L E A S E
Gold Fields releases Production Guidance for
Quarter ended 30 September 2005
Johannesburg, 3 October 2005. Gold Fields Limited (GFI:
JSE, NYSE) today issued revised production guidance for the
quarter ended 30 September 2005.
Gold production has declined by approximately 8% to 993,000
ounces for the quarter. Between 3 and 4% of the decline is
attributable to the strike experienced at the South African
operations during the quarter. The balance is attributable to the international operations, reflecting comparison against out
performance in the June quarter and short-term operational
issues.
Production at the South African operations declined by
approximately 40,000 ounces to 647,000 ounces. Driefontein
and Kloof performed largely as expected with both operations impacted by the strike and Kloof experiencing continuing grade problems. As expected Beatrix experienced haulage constraints at 20 level, 4 shaft, due to smectite problems flagged during the previous quarter. These problems were corrected within the
eight-week period previously indicated. Production from the
affected areas returned to normal during the month of
September. In addition, the impact of the strike was exacerbated at both Beatrix and Kloof due to a slower than expected start-up after the strike.
Production at the international operations declined by
approximately 45,000 ounces to 346,000 ounces. The main
contributors to the decline were Tarkwa and St Ives.
Tarkwa declined by approximately 18,000 ounces to 124,000
ounces (attributable). Approximately one third of the decline was as a result of a Gold in Process (GIP) release in the June quarter which changed to a GIP increase during the September quarter. The balance is owed to reduced volumes to the mill; mill feed mix issues; and an out performance of the leach pads
during the June quarter, which was highlighted previously.
2/…….
Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A
Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
, G R Parker
‡
, R L Pennant-Rea
†
, P J Ryan, S Stefanovich°,T M G
Sexwale, B R van Rooyen, C I von Christierson
‡
American,
†
British, *Canadian,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel

St Ives declined by approximately 23,000 ounces to 120,000 ounces. Roughly one third of the reduction is attributable to a planned mill shutdown and the inclusion of clean up from the old mill in the June quarter, offset by GIP moves in the mill. The other two thirds is largely attributable to a short-term reduction in the volume of high-grade ores from the underground mines, which was flagged in the previous quarter.
Damang experienced a 2.4% decline in production and Agnew a 4.6% decline, both of which were planned declines off unusually high bases during the June quarter, and were indicated
during the previous guidance.
By the end of September operations had returned to normal and indications are that production is on track for a good December quarter.
ends

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 3 October 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs